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                   May 19, 2020

       J. D. Tarry
       Chief Financial Officer
       Public Service Company of New Mexico
       414 Silver Ave. SW
       Albuquerque, NM 87102

                                                        Re: Public Service
Company of New Mexico
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2020
                                                            File No. 333-238234

       Dear Mr. Tarry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Energy & Transportation
       cc:                                              Dave Meyers